UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Lundin Mining Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

550372106

(CUSIP Number)

H. Maura Lendon

Vice President and General Counsel

HudBay Minerals Inc.

Dundee Place, Suite 2501

1 Adelaide Street East

Toronto, Ontario

M5C 2V9, Canada

416 362-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 550372106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 96,997,492 (1)
8. Shared Voting Power
9. Sole Dispositive Power 96,997,492
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,997,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.7% (2)(3)
14.	Type of Reporting Person (See Instructions) CO

(1).	Represents common shares of Lundin Mining Corporation (“Lundin”) that HudBay Minerals Inc. has acquired in accordance with the Subscription Agreement.
(2).	Based on 579,433,771 common shares of Lundin outstanding as of May 6, 2009, as represented by Lundin in Exhibit 99.2 to its Form 6-K filed with the United States Securities and Exchange Commission on May 8, 2009.
(3).	HudBay has entered into a Share Purchase Agreement with GMP Securities L.P., dated as of May 11, 2009, pursuant to which HudBay has agreed to sell all of its Common Shares to GMP.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by HudBay Minerals Inc. (“HudBay”) on December 1, 2008 (the “Schedule 13D”), with respect to the common shares (the “Common Shares”) of Lundin Mining Corporation (“Lundin”), as amended by Amendment No. 1 to the Schedule 13D filed by HudBay on December 15, 2008, as amended by Amendment No. 2 to the Schedule 13D filed by HudBay on February 25, 2009, and as amended by Amendment No. 3 to the Schedule 13D filed by HudBay on March 23, 2009 (together, the “Initial Statement”). The Common Shares to which this Amendment relates are held directly by HudBay. This Amendment is being filed to update the Initial Statement in light of recent events.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement. All capitalized terms used herein shall have the meanings given to them in the Initial Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source of Funds

Item 3 is hereby amended and restated as follows:

On November 21, 2008, HudBay and Lundin entered into a letter agreement (the “Letter Agreement”, attached as Exhibit 2.1 to the Initial Statement) pursuant to which HudBay agreed to lend up to C$135,796,488.80 to Lundin on a subordinated basis for general corporate purposes, subject to both parties executing definitive documentation and Lundin obtaining any required waivers and consents from its senior lenders. HudBay and Lundin also entered into a subscription agreement (the “Subscription Agreement”, attached as Exhibit 2.2 to the Initial Statement). The proceeds of the private placement were to be used to repay the loan by HudBay. The completion of the private placement was subject to the issuance being completed in accordance with Canadian and U.S. law and approval of the issuance and conditional listing by the Toronto Stock Exchange of such Common Shares.

Concurrently with the entry into the Letter Agreement and the Subscription Agreement, HudBay and Lundin entered into an arrangement agreement (the “Arrangement Agreement”, attached as Exhibit 2.3 to the Initial Statement). Pursuant to the Arrangement Agreement, HudBay and Lundin agreed to implement an arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) in accordance with and subject to the terms and conditions of the Arrangement Agreement and the plan of arrangement included therein, as amended by its terms or upon the direction of the Ontario Superior Court of Justice (Commercial List). As an inducement to HudBay to enter into the Arrangement Agreement, and in consideration thereof, certain directors, officers and shareholders (each a “Shareholder”, and together the “Shareholders”) of Lundin entered into voting agreements, having similar form, with HudBay, each dated as of November 21, 2008 (the “Voting Agreements”, each of which is attached as Exhibits 2.4 through 2.15 to the Initial Statement), the purpose of which was to facilitate the consummation of the Arrangement. HudBay did not pay any cash consideration to the Shareholders in exchange for the Voting Agreements.

On December 11, 2008, Lundin issued 96,997,492 Common Shares to HudBay pursuant to the Subscription Agreement at C$1.40 per share for total gross proceeds to Lundin of C$135,796,488.80, representing a 19.9% interest in Lundin after the issuance. As a result of the issuance, the loan to Lundin contemplated by the Letter Agreement was not completed and the Letter Agreement was terminated without penalty by mutual agreement.

On February 23, 2009, HudBay and Lundin entered into a termination agreement (the “Termination Agreement”, attached hereto as Exhibit 2.16) pursuant to which the companies agreed to terminate the Arrangement Agreement. Pursuant to the Termination Agreement, HudBay and Lundin release each other in respect of any and all claims arising from the Arrangement Agreement, and agree that neither company will be liable for the payment of any termination fees to the other. Each of the Voting Agreements terminated automatically upon termination of the Arrangement Agreement.

On May 11, 2009, HudBay and Lundin entered into a consent agreement (the “Consent Agreement”, attached hereto as Exhibit 2.17) pursuant to which Lundin consented to the sale of all of the Common Shares held by HudBay notwithstanding the restriction on HudBay’s ability to sell its Common Shares pursuant to the Subscription Agreement. In consideration for Lundin’s consent, the companies agreed to terminate in their entirety all continuing rights and obligations of HudBay and Lundin under the Subscription Agreement and terminate the following rights under Sections 3, 5 and 6 of the Termination Agreement, all with effect upon completion of the proposed sale: 1) HudBay’s right of first offer in the event of any proposed sale or transfer of material assets of Lundin during the six month period following the date of termination of the Arrangement Agreement; 2) HudBay’s entitlement to designate a nominee on the Board of Directors of Lundin, as long as HudBay owns 10% or more of the outstanding Common Shares; and 3) HudBay’s right to maintain its current level of ownership of the Common Shares in the event of any public or private distribution of Common Shares by Lundin, as long as HudBay owns 10% or more of the outstanding Common Shares. Pursuant to the Consent Agreement, effective upon completion of the proposed sale, HudBay and Lundin release each other in respect of any and all claims arising from the Subscription Agreement or Section 7 or 8 of the Termination Agreement, as applicable. In the event that the purchase of Common Shares pursuant to the Share Purchase Agreement (as defined below) is not completed by May 26, 2009, the Consent Agreement will be of no force or effect and there will be no termination of any rights and obligations under the Termination Agreement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

(a) HudBay and Lundin are bound by a reciprocal standstill covenant for a period of twelve months from the date of the Termination Agreement.

HudBay has entered into a share purchase agreement (the “Share Purchase Agreement”) with GMP Securities L.P. (“GMP”), dated as of May 11, 2009, pursuant to which HudBay has agreed to sell all of its Common Shares to GMP for a purchase price of $235,703,905.60. Pursuant to the terms of the Share Purchase Agreement, settlement of the purchase and sale of the Common Shares is to occur on or about May 26, 2009.

HudBay’s current intention is to dispose of its Common Shares in accordance with the terms and conditions of the Share Purchase Agreement. If the transactions contemplated by the Share Purchase Agreement are not consummated, HudBay reserves the right, subject to the restrictions set forth in the Subscription Agreement, as amended by the Termination Agreement, to acquire, dispose of or hold its Common Shares as it may determine in its sole discretion. Such determinations may change at any time and from time to time based on, among other things, (i) the financial condition, operations, prospects, capital structure and management of Lundin, (ii) the value and price of the Common Shares, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to HudBay, (v) its liquidity requirements and (vi) other investment considerations.

(b) HudBay currently has no plan or proposal which relates to, or may result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Lundin or any of its subsidiaries.

(c) Pursuant to the Consent Agreement, HudBay’s right of first offer in the event of any proposed sale or transfer of material assets of Lundin during the six month period following the date of termination of the Arrangement Agreement will terminate upon completion of the proposed sale. In the event that the purchase of Common Shares pursuant to the Share Purchase Agreement is not completed by May 26, 2009, such right will continue. However, HudBay currently has no plan or proposal which relates to, or may result in, a sale or transfer of a material amount of assets of Lundin or any of its subsidiaries.

(d) Pursuant to the Consent Agreement, HudBay’s entitlement to have one nominee for inclusion on Lundin’s management slate of nominees for election to the Board of Directors of Lundin as long as HudBay owns 10% or more of the outstanding Common Shares of Lundin will terminate upon completion of the proposed sale. In the event that the purchase of Common Shares pursuant to the Share Purchase Agreement is not completed by May 26, 2009, such entitlement will continue. However, HudBay currently has no plan or proposal which relates to, or may result in, any change in the present board of directors or management of Lundin.

(e) HudBay currently has no plan or proposal which relates to, or may result in, a change in the present capitalization or dividend policy of Lundin.

(f) Pursuant to the Consent Agreement, HudBay’s right to maintain its current level of ownership of the Common Shares of Lundin in the event of any public or private distribution of Common Shares by Lundin as long as HudBay continues to own 10% or more of the outstanding Common Shares of Lundin will terminate upon completion of the proposed sale. In the event that the purchase of Common Shares pursuant to the Share Purchase Agreement is not completed by May 26, 2009, such right will continue. However, HudBay currently has no plan or proposal which relates to, or may result in, any other material change in Lundin’s business or corporate structure.

(g) HudBay currently has no plan or proposal which relates to, or may result in, changes to Lundin’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of Lundin by any person.

(h) Lundin is neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a national securities exchange.

(i) HudBay currently has no plan or proposal which relates to, or may result in, Lundin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, HudBay currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D (although HudBay reserves the right to develop such plans).

Except as stated in the above response to this Item 4, neither HudBay, nor to the knowledge of HudBay, any of the directors or executive officers of HudBay listed on Schedule I of the Initial Statement, has any present plans or intentions which relate to, or may result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The foregoing descriptions of the Arrangement Agreement, Voting Agreements, Letter Agreement, Subscription Agreement, Termination Agreement, Consent Agreement and Share Purchase Agreement are qualified in their entirety by reference to such agreements, respectively, and such agreements are incorporated by reference herein where references and descriptions of such agreements appear.

Item 6.	Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

Except for the Termination Agreement, the Consent Agreement and the Share Purchase Agreement, and as otherwise described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Lundin, including but not limited to, transfer and voting of any of the securities of Lundin, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Lundin.

Item 7.	Material to be Filed as Exhibits

Exhibit 2.17	Consent Agreement

Exhibit 2.18	Share Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009

HudBay Minerals Inc.

By:	/s/ David S. Bryson
Name:	David S. Bryson
Title:	Senior Vice President and Chief Financial Officer

Schedule II

Schedule II to the Initial Statement is hereby amended and restated as follows:

Name	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
Directors
J. Bruce Barraclough	—	—
Brian D. Gordon	—	—
Alan Roy Hibben	—	—
W. Warren Holmes	—	—
Peter R. Jones	—	—
John Knowles	—	—
Alan Lenczner, Q.C.	—	—
G. Wesley Voorheis	—	—
Officers
David S. Bryson	—	—
Thomas A. Goodman	—	—
Alan T.C. Hair	—	—
H. Maura Lendon	—	—
Peter R. Jones	—	—
Michael D. Winship	—	—
Total	—	—